Exhibit 99.1

Amer Sports announces Salomon leadership change

HELSINKI, Finland, April 12, 2024 – Amer Sports, Inc. (“Amer Sports”), a global group of iconic sports and outdoor brands, announced today that Franco Fogliato, President and CEO of Salomon, will depart the company for personal reasons, effective immediately. James Zheng, the CEO of Amer Sports, will lead Salomon and the Outdoor Performance segment on an interim basis to ensure business continuity until a successor has been identified.

The Company is grateful for Mr. Fogliato’s leadership and dedication throughout his tenure and wishes him success in his future endeavors. Mr. Fogliato leaves the business in a healthy position, poised for continued growth.

Salomon is a global leader in footwear and winter sports equipment and has a proven trajectory. The Company remains confident in the brand and its prospects and will continue to invest in its Outdoor Performance segment to drive long-term profitability.

Media:
Anu Sirkiä
Senior Vice President, Communications
anu.sirkia@amersports.com

Scott Mellin

Chief Brand Officer, Salomon

scott.mellin@salomon.com

About Amer Sports: Amer Sports is a global group of iconic sports and outdoor brands, including Arc’teryx, Salomon, Wilson, Peak Performance, and Atomic. Our brands are known for their detailed craftsmanship, unwavering authenticity, and premium market positioning. As creators of exceptional apparel, footwear, and equipment, we pride ourselves on cutting-edge innovation, performance, and designs that allow elite athletes and everyday consumers to perform their best. With over 11,400 employees globally, Amer Sports’ purpose is to elevate the world through sport. Our vision is to be the global leader in premium sports and outdoor brands. With corporate offices in Helsinki, Munich, Kraków, New York, and Shanghai, we have operations in 40+ countries and our products are sold in 100+ countries. Amer Sports, Inc. shares are listed on the New York Stock Exchange. For more information, visit www.amersports.com.

About Salomon: Salomon is the modern mountain sports lifestyle brand creating innovative, premium, and authentic footwear, apparel and winter sports equipment in the French Alps. At the Annecy Design Center, designers, engineers, and athletes intersect to shape the future of sports and culture. At Salomon, we exist to unleash the best in people through mountain sports.